Exhibit 10.16

Execution Version

OPTION AGREEMENT

OPTION AGREEMENT (this “Agreement”) is made as of November 28, 2011 between 112 WEST 34TH STREET COMPANY L.L.C., a New York limited liability company (“Owner”), having an office c/o Malkin Holdings LLC, One Grand Central Place, 60 East 42nd Street, New York, New York 10165; EMPIRE REALTY TRUST, L.P., a Delaware limited partnership (the “Operating Partnership”); Empire Realty Trust, Inc., a Maryland corporation (the “Company”), which is the general partner of the Operating Partnership, having an office c/o Malkin Holdings LLC, One Grand Central Place, 60 East 42nd Street, New York, New York 10165, the Estate of Leona M. Helmsley (including, where the context so requires, any affiliated entities, “Helmsley”), and, solely with respect to Section 27(b), Peter L. Malkin and Anthony E. Malkin.

RECITALS

A. WHEREAS, in conjunction with the Company’s formation transactions and the initial public offering (the “IPO”) of the Company’s Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), the Company desires, among other things, (i) to consolidate the ownership of the Participation Interests (as defined below) held by the Participants (as defined below) in 23 limited liability companies and limited partnerships (the “Contributing Entities”) and (ii) to have an option to acquire the interests owned by three limited liability companies, including Owner (the “Option Entities”), which may be exercised only after the final resolution of certain ongoing litigation with respect to the real properties owned by such companies, as described in each Contributing Entity’s or Option Entity’s Consent Solicitation Statement/Offering Memorandum or the Prospectus/Consent Solicitation Statement included in the registration statement on Form S-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), as applicable (each, a “Consent Solicitation”). Such consolidations into the Company and/or the Operating Partnership will be completed prior to or concurrently with the completion of the IPO (as more particularly described below and in the Consent Solicitations (collectively and together with the IPO, the “Consolidation Transaction”) pursuant to various contribution agreements (the “Contribution Agreements”) by and among the Company, the Operating Partnership and the other parties thereto.

B. WHEREAS, the Consolidation Transaction will entail, among other things, a series of contribution transactions, pursuant to which the Contributing Entities and/or their Participants will receive, as applicable, units of limited partnership interests (the “OP Units”) to be issued by the Operating Partnership, shares of Class A Common Stock, shares of Class B Common Stock of the Company, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”), to be issued, in each case, by the Company in conjunction with the Consolidation Transaction and/or, to a limited extent, as described in the Consent Solicitations, cash, which, to the extent received by the Contributing Entities, will each be distributed to the Participants therein. The holders of a Participation Interest in a Contributing Entity or an Option Entity, as applicable, are referred to individually as a “Participant” and collectively as the “Participants.”

C. WHEREAS, Owner is the operating lessee of the premises known as 112-122 West 34th Street, New York, New York (the “Property”) pursuant to that certain Indenture of Sublease dated June 1, 1967 by and between 112 West 34th Street Associates L.L.C., as sublessor (the “Lessor”), and 112 West 34th Street Company L.L.C., as sublessee, as amended by (i) Agreement dated as of June 2, 1967; (ii) Agreement dated as of June 1, 1974; (iii) Agreement dated as of January 1, 1980; (iv) letter dated as of August 6, 1992; (v) Fifth Sublease Modification Agreement dated as of August 27, 2004; (vi) Sixth Sublease Modification Agreement dated as of March 10, 2008; (vii) Seventh Sublease Modification Agreement dated as of July 10, 2008; and (vii) Eighth Sublease Modification Agreement dated as of December 9, 2009 (collectively, the “Operating Lease”).

D. WHEREAS, the Operating Partnership desires to hold an option to acquire the Assets as defined herein, and Owner desires to grant such option, on the terms herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein, the Operating Partnership, the Company, and Owner hereby agree as follows:

1.	Definitions.

(a) The following definitions shall apply:

(i) “Accredited Investor” means a Participant in Owner who is an accredited investor as defined in Rule 501 of Regulation D under the Securities Act, as in effect at the time of such determination.

(ii) “AEM” means Anthony E. Malkin.

(iii) “Affiliate” means, with respect to any Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with the specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

(iv) “Appraiser” means any independent third party appraiser with experience in valuation matters selected in accordance with Section 2(b) and Exhibit A hereto.

(v) “Assets” has the meaning ascribed to it in Section 2(a).

(vi) “Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York.

(vii) “Case” means that certain case entitled 112 West 34th Street Associates L.L.C. v. 112-1400 Trade Properties LLC, commenced in the Supreme Court of the State of New York, County of New York, Index No 09-100846.

(viii) “Claims” means any claims, liabilities, rights, actions, causes of action, allegations, assertions, suits, complaints, demands or requirements.

(ix) “Closing” means the consummation of the acquisition of the Assets pursuant to the Option.

(x) “Closing Date” has the meaning ascribed to it in Section 3(a).

(xi) “Conclusion” means the final settlement, or the final adjudication after expiration of all appeal periods, of the Case.

(xii) “Consideration” has the meaning ascribed to it in Section 2(b) hereof.

(xiii) “Contracts” shall mean any and all brokerage agreements related to the Subleases, service contracts, collective bargaining agreements and union contracts (but only with respect to personnel employed at the Property), to which the Property or any portion thereof or Owner may be subject, construction contracts, licenses and permits for the use of any trademarked or copyrighted material, and all other agreements affecting any portion of the Property, which have not been terminated prior to the Closing.

(xiv) “ERISA” shall mean The Employee Retirement Income Security Act of 1974, as amended.

(xv) “Excluded Assets” has the meaning ascribed to it in Section 2(a)(ii).

(xvi) “Existing Loans” has the meaning ascribed to it in Section 4(ee).

(xvii) “Helmsley” has the meaning ascribed to it in the introductory paragraph hereof.

(xviii) “Independent Director” means a director of the Company who is an independent director as defined under the rules of the New York Stock Exchange or other national securities exchange on which the Class A Common Stock is listed.

(xix) “IPO” has the meaning ascribed to it in the Recitals.

(xx) “IPO Price” means the price per share of Class A Common Stock in the IPO.

(xxi) “Knowledge” means, with respect to Owner, any Subsidiary of Owner, the Company or the Operating Partnership, the current actual knowledge of any Principal or Thomas N. Keltner, Jr. without any duty of investigation or inquiry.

(xxii) “Lessor” has the meaning ascribed to it in the Recitals.

(xxiii) “Lien” means all pledges, claims, liens, charges, restrictions, controls, easements, rights of way, exceptions, reservations, leases, licenses, grants, covenants and conditions, encumbrances and security interests of any kind or nature whatsoever.

(xxiv) “Management Companies” shall mean Malkin Holdings LLC, Malkin Properties, L.L.C., Malkin Properties of New York, L.L.C., Malkin Properties of Connecticut, Inc. and Malkin Construction Corp.

(xxv) “Material Adverse Effect” means, as the case may be, a material adverse effect on (i) the assets, business, financial condition or results of operations of Owner taken as a whole (or on the applicable interest in the Property) (as to the representations and warranties relating to Owner) or (ii) the Company, the Operating Partnership and their Subsidiaries and their properties taken as a whole, after giving effect to the Consolidation Transaction and the IPO (as to the representations and warranties relating to the Company and the Operating Partnership), as applicable.

(xxvi) “Net Working Capital” means current assets of Owner (excluding cash and cash equivalents, except to the extent required to maintain the normalized level of working capital for Owner) less current liabilities of Owner (excluding the outstanding principal balance under any Existing Loans).

(xxvii) “Non-Accredited Investor” means a Participant who is not an Accredited Investor.

(xxviii) “OP Agreement” means the agreement of limited partnership of the Operating Partnership, as amended and restated and in effect immediately prior to the closing of the IPO.

(xxix) “Operating Lease” has the meaning ascribed to it in the Recitals.

(xxx) “Operating Partnership” has the meaning ascribed to it in the introductory paragraph hereof.

(xxxi) “Option” has the meaning ascribed to it in Section 2(a)(i) hereof.

(xxxii) “Option Term” has the meaning ascribed to it in Section 2(a)(iii) hereof.

(xxxiii) “OP Units” has the meaning ascribed to it in the Recitals.

(xxxiv) “Owner” has the meaning ascribed to it in the introductory paragraph hereof.

(xxxv) “Owner’s Appraiser” has the meaning ascribed to it in Section 2(b)(ii) hereof.

(xxxvi) “Participation Interests” means the limited liability company, general or limited partnership interests in Owner, any other option entity or any Contributing Entity, as applicable and, to the extent a limited liability company, general or limited partnership interests are held by an agent for the benefit of participants, the beneficial ownership of such interests.

(xxxvii) “Permitted Encumbrances” means (i) Liens, or deposits made to secure the release of such Liens, securing taxes, the payment of which is not delinquent or the payment of which is actively being contested in good faith by appropriate proceedings diligently pursued; (ii) zoning laws generally applicable to the districts in which the Property is located; (iii) easements for public utilities, encroachments, rights of access and/or other non-monetary matters that do not materially interfere with the use of the Property; (iv) Liens securing any financing or credit arrangements existing as of the Closing Date and assumed by the Operating Partnership; (v) Liens arising under leases entered into in the ordinary course of business; (vi) any exceptions contained in the title policies relating to the Property made available to the Company and the Operating Partnership at or prior the date hereof that do not materially detract from the value or the marketability of the Property or the ability of the Property to be financed; (vii) the Liens of all documents related to the Existing Loans and (viii) any matters that would not have a Material Adverse Effect.

(xxxviii) “Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

(xxxix) “PLM” means Peter L. Malkin.

(xl) “Principals” means AEM, Scott D. Malkin and Cynthia M. Blumenthal.

(xli) “Property” has the meaning ascribed to it in the Recitals.

(xlii) “Registration Rights Agreement” means that certain registration rights agreement for the benefit of Participants in the Contributing Entities and the Participants in Owner and the other Option Entities, as applicable, substantially in the form attached to the Consent Solicitations, provided, that if the Closing shall occur at any time following the closing of the Consolidation Transaction, “Registration Rights Agreement” shall mean a separate registration rights agreement for the benefit of Participants in Owner, substantially in the form of such registration rights agreement for the benefit of Participants in the Contributing Entities.

(xliii) “Requisite Consent” has the meaning ascribed to it in Section 4.II(z).

(xliv) “Securities Act” means the Securities Act of 1933, as amended.

(xlv) “Subleases” shall mean all leases, subleases, licenses, and other occupancy agreements affecting the Property, except the Operating Lease.

(xlvi) “Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust or other legal entity which the applicable Person owns (either directly or through or together with another Subsidiary) either (i) a general partner, managing member or other similar interest or (ii)(A) 50% or more of the voting power of the voting capital stock or other equity interests or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other legal entity. As used herein, “Subsidiary” or “Subsidiaries” refers to the Subsidiaries of Owner, the Company or the Operating Partnership, as applicable, unless the context otherwise requires.

(xlvii) “Supervisor” means Malkin Holdings LLC or any of its Affiliates, in such Person’s capacity as the supervisor of the Owner, the other Option Entities and each of the Contributing Entities, as applicable.

(xlviii) “Title Insurance Company” means any reputable title insurance company licensed to conduct business in the State of New York.

(xlix) “Valuation” means the establishment of the Consideration pursuant to Section 2(b) hereof.

(l) “Valuation Date” means the date as of which the Consideration is determined pursuant to the Valuation or agreement, as applicable, in accordance with Section 2(b) hereof.

2.	Option; Consideration.

(a) (i) Owner hereby grants to the Operating Partnership an option (the “Option”) to acquire Owner’s interest in the Operating Lease and all hereditaments thereto and all of Owner’s assets (other than Excluded Assets) as of the Valuation Date (collectively, the “Assets”) for the Consideration determined in accordance with Section 2(b), subject to closing adjustments as provided herein.

(ii) Notwithstanding the foregoing, the parties expressly acknowledge and agree that all assets and properties of Owner set forth on Schedule 2(a)(ii) shall be deemed “Excluded Assets” and not be contributed, transferred, assigned, conveyed or delivered to the Operating Partnership pursuant to this Agreement, and the Operating Partnership shall not have any rights or obligations with respect thereto. On or prior to the Closing, Owner must distribute to its Participants all of its cash (excluding from distributable cash (a) any reserves on deposit with lenders for escrow accounts, (b) amounts attributable to prepayments of more than thirty-five (35) days of rent, management fees, other income streams or expense reimbursements, (c) amounts held by Owner as security deposits or amounts otherwise required to be reserved by Owner pursuant to existing agreements with third parties and (d) cash in addition to the foregoing, if any, required to maintain a normalized level (as determined in good faith by the Supervisor, or any successor thereto) of Net Working Capital of Owner (determined based on the most recent quarterly financial statement of Owner)) to its Participants in accordance with the provisions of the applicable organizational documents of Owner (such assets being deemed part of the definition of “Excluded Assets”); provided, however, that other than the distributions by Owner and actions taken in connection with the Consolidation Transaction, Owner has not since the date hereof taken, and shall not take, any action other than actions in the ordinary course consistent with past practice to increase current assets or reduce current liabilities, including by increasing long-term liabilities, decreasing long-term assets, changing reserves or otherwise. The Operating Partnership agrees and acknowledges that none of the Excluded Assets, nor any right, title or interest of Owner or any Participant therein, shall be deemed to constitute a part of the assets and liabilities contributed to the Operating Partnership, and that such assets and liabilities will be retained by Owner at the Closing. The Operating Partnership agrees and acknowledges that Owner must transfer or distribute the Excluded Assets to its Participants at any time and from time to time prior to or after the Closing and no such transfer or distribution shall be deemed to violate or breach any provision under this Agreement or any other documents contemplated hereby; provided, that to the extent such distributions occur after Closing and Helmsley is no longer a Participant in Owner, any distributions in respect of Participation Interests in Owner contributed, directly or indirectly, by any Helmsley entity to the Operating Partnership or its designee as contemplated hereby shall be assigned to such Helmsley entity or its designee.

(iii) The Option may be exercised during a term (the “Option Term”) which shall commence on the date of Conclusion and expire on the later of (1) twelve months after the effective date of notice (as determined in accordance with Section 9 hereof) from Owner to the Operating Partnership that the Conclusion has occurred (the “Conclusion Notice”), which notice must be sent within 5 Business Days after the Conclusion, and (2) six months after completion of the Valuation, which completion shall be not later than six months after the date of such notice; provided, however, that the Option Term shall in no event continue past the earlier of the seventh anniversary of the closing of the IPO and the date on which the Consolidation Transaction is abandoned pursuant to a determination of the pricing committee as described in the Consent Solicitation. Exercise of the Option shall be effected by notice (the “Exercise Notice”) from the Operating Partnership to Owner provided in accordance with Section 9 hereof, provided such notice is given prior to the expiration of the Option Term, time being of the essence. Any such exercise must be approved by a majority of the Independent Directors.

(iv) Except with respect to Sections 7, 15, 17, 18 and 19, which shall survive any termination of this Agreement, this Agreement shall terminate and be of no further effect, and the Option Term shall expire, if the Requisite Consent (as defined below) of the Participants in Owner to approve this Agreement has not been received on or prior to the closing of the IPO.

(b) (i) The dollar value of the consideration to be paid by the Operating Partnership for the Assets (“Consideration”) shall be determined as follows:

(A) Promptly upon delivery of the Exercise Notice, Owner and the Operating Partnership shall commence the process for determining the value of the Consideration (the “Valuation”) in accordance with Exhibit A hereto and this Section 2(b), the provisions of which shall govern the Valuation to determine the Consideration; provided, however, that if the Option is exercised prior to the IPO, then (in lieu of the Valuation) the Consideration shall be Owner’s “Value” calculated in the manner set forth on Schedule 2(b)(i)(A) hereto in accordance with the appraisal of Duff & Phelps LLC as described in the Consent Solicitations. The Option hereunder shall remain in force, regardless of how high or low a Consideration is thereby determined. Contemporaneous with the commencement of the Valuation, Owner shall give the Operating Partnership a notice showing the names and allocable percentage interest in Owner held by each of its Non-Accredited Investors (the “Non-AI List”) and its Accredited Investors (the “AI List”). The AI List shall state the election made by each Participant of Owner that is an Accredited Investor in the applicable Consent Solicitation for the Consideration to be paid in OP Units or Common Stock; provided, however, that the form of Consideration payable to Owner and distributed to Participants in Owner shall be as provided in Section 3(a).

(B) At any time when the Conclusion has occurred or is reasonably anticipated and subject to the first proviso in Section 2(b)(i)(A), Owner and the Operating Partnership may engage in negotiations to agree mutually on the Consideration, it being understood that such agreement shall be subject to the approval of both Malkin (as defined below) and Helmsley on behalf of Owner. If at any time Owner and the Operating Partnership shall agree upon the Consideration and other terms of sale of the Assets in a fully signed unconditional purchase agreement, they shall then jointly instruct the termination of any then pending Valuation process.

(ii) The Appraiser designated by Owner pursuant to Exhibit A hereto (“Owner’s Appraiser”) shall be selected jointly by PLM and AEM or their survivor (“Malkin”) so long as such designee meets the qualifications described in Section (b) of Exhibit A hereto and receives the prior written approval of Helmsley, not to be unreasonably withheld or delayed; provided, however, that no Helmsley approval shall be required if the Appraiser selected by Malkin is one of the firms listed on Exhibit B hereto or any successor to such firms, it being understood that any Malkin designation of CB Richard Ellis as Appraiser shall be effective only if permitting CB Richard Ellis to continue to serve as Helmsley’s adviser in respect of the Consolidation Transaction on terms acceptable to Helmsley.

The Supervisor may provide information on behalf of Owner to Owner’s Appraiser, provided that such information shall be limited to (x) historical financial and operating information and reports, signed leases and contracts, and real estate tax records, and (y) subject to Helmsley’s prior written approval, third party reports relating to the Property which were generated prior to the Conclusion, the then current year’s operating and capital budgets for the Assets, any information provided to Duff & Phelps, LLC in connection with its valuation and allocation report and its fairness opinion prepared for the Consent Solicitations and other information relating to the Property from the files of Owner, the Supervisor and its managing agent. All such information provided by the Supervisor to Owner’s Appraiser shall be shared contemporaneously with Helmsley; provided that any materials provided pursuant to clause (y) shall be provided first to Helmsley in connection with obtaining its approval. In any event, the Appraisers shall be given a copy of this Agreement.

(iii) Each of Owner and the Operating Partnership shall refrain from communication with the involved professionals at the other’s Appraiser. AEM shall recuse himself from acting on behalf of the Operating Partnership or the Company in any negotiation and Valuation process.

3.	Closing.

(a) By notice to Owner within 15 days after the Valuation Date, the Operating Partnership shall designate (1) the place of Closing in the City of New York, (2) the date of the Closing (the “Closing Date”) to be not sooner than 60 days, and not later than 90 days, after such notice, except that the Closing shall not in any event be sooner than the date of the closing of the IPO and shall be conditioned on consummation of the IPO (provided, that, the foregoing shall in no way preclude the Operating Partnership from exercising the Option at any time during the Option Term) and (3) the form of payment of the Consideration, subject to the following:

(i) If the Closing occurs following the IPO, (A) the Operating Partnership must pay the same percentage of the Consideration in cash as the percentage share of Owner held by (1) Helmsley and (2) the Non-AI List, subject to any update of such List received by the Operating Partnership at least 30 days prior to the designated Closing Date, and (B) the Operating Partnership shall pay the balance of the Consideration in accordance with the elections made by Accredited Investors (other than Helmsley) in Owner, as shown on the AI List; provided, however, the Operating Partnership may elect to pay solely or partly in cash in lieu of OP Units and Common Stock as to all such Accredited Investors on a pro rata basis, if the average trading price of the Class A Common Stock on the New York Stock Exchange or other national securities exchange on which the Class A Common Stock is listed for the 20 consecutive days preceding the date that is 10 days prior to the Closing Date, is below the IPO Price. The aggregate number of OP Units and/or shares of Common Stock to be paid by the Operating Partnership to Owner shall equal the balance of the Consideration not paid in cash pursuant to this Section 3(a)(i) divided by the average trading price of the Class A Common Stock on the New York Stock Exchange or other national securities exchange on which the Class A Common Stock is listed for the 20 consecutive days preceding the date that is 10 days prior to the Closing Date.

(ii) If the Closing occurs simultaneously with the Consolidation Transactions and the IPO, then the Operating Partnership shall pay the Consideration in the same manner as the consideration to be paid in the Consolidation Transaction as described in the Consent Solicitations in accordance with the elections made by Accredited Investors in Owner (including Helmsley), as shown on the AI List. Non-Accredited Investors shall receive all cash.

(iii) All Consideration paid to Owner shall be distributed by Owner to its Participants in accordance with the foregoing as soon as practicable after Closing.

(b) At the Closing, Owner shall convey marketable title to the Assets (other than Excluded Assets), including the Operating Lease subject only to the Permitted Encumbrances and in connection therewith, deliver:

(i) [Intentionally Omitted];

(ii) an estoppel certificate for the benefit of the Operating Partnership from the Lessor (or otherwise from Owner) to the effect that the Operating Lease is in full force and effect without default, only to the extent received after Owner uses commercially reasonable efforts to obtain such estoppel certificates;

(iii) certificate required under Section 1445 of the Internal Revenue Code of 1986, as amended, certifying that Owner is not a “foreign person;”

(iv) an assignment of each of the Contracts to the Operating Partnership, without representation or warranty except as expressly contained herein, in a form to be agreed between the Operating Partnership and Owner; provided, however the Operating Partnership shall assume Owner’s obligations under such Contracts, from and after the Closing Date;

(v) (A) an assignment and assumption agreement in recordable form, conveying Owner’s interest in the Operating Lease to the Operating Partnership, together with New York City and New York State real estate transfer tax forms duly executed and acknowledged; and (B) and an assignment, to the extent assignable, of each license and permit respecting the operation of the systems, equipment and apparatus situated at the Property in Owner’s possession without representation or warranty except as expressly contained herein, provided, however, that the Operating Partnership shall assume Owner’s obligations under such licenses and permits, from and after the Closing Date, in each case, in a form to be agreed between the Operating Partnership and Owner;

(vi) an assignment and assumption of the Owner’s right, title and interest in the Subleases to the Operating Partnership, without representation or warranty, and in the in a form to be agreed between the Operating Partnership and Owner, provided however, that the Operating Partnership shall assume Owner’s obligations under the Subleases from and after the Closing Date;

(vii) originals of all Subleases in the possession of Owner or its managing agent as then are in effect and copies of all other Subleases certified by Owner that to the best of its knowledge each such copy is a true and complete copy of the Sublease that such copy purports to be;

(viii) [Intentionally Omitted.];

(ix) the Property’s managing agent’s records pertaining to the Subleases being assumed by the Operating Partnership or its designee (excluding those deemed to be confidential by reason of any attorney-client privilege asserted by Owner) pertaining to the operation of the Property;

(x) any estoppel certificates from each tenant at the Property occupying at least 10% of the rentable square footage at the Property in the form required under such tenants’ respective lease or any other form reasonably satisfactory to the Operating Partnership, to the extent received after Owner uses commercially reasonable efforts to obtain such estoppel certificates;

(xi) the Registration Rights Agreement;

(xii) [Intentionally Omitted.]

(xiii) A standard owner’s affidavit executed by Owner to the extent necessary to enable the Title Company to issue to the Operating Partnership or its Subsidiary, effective as of the Closing, with respect to the Property, either (i) an ALTA extended coverage owner’s or leasehold policy of title insurance (in current form), with such endorsements thereto as the Operating Partnership may reasonably request (including, without limitation, non-imputation endorsements) or (ii) such endorsements to the currently held owner’s or leasehold policy of title insurance for the Property as the Operating Partnership may reasonably request (including, without limitation, date-down, “Fairway” and co-insurance endorsements), in either event with coverage for the Property equal to the an amount reasonably acceptable to the Operating Partnership, and with a tie-in endorsement with respect to all Contributed Properties located in any state for which such tie-in endorsements can be issued for an owner’s or leasehold policy of title insurance, and levels of reinsurance for the Property as reasonably acceptable to the Operating Partnership, insuring fee simple and/or leasehold title (as applicable) to all real property and improvements comprising the Property in the name of the Operating Partnership (or a Subsidiary thereof, as the Operating Partnership may designate), subject only to the Permitted Encumbrances (collectively, the “Title Policies”); and

(xiv) Lessor’s written consent to the conveyance of Owner’s interest under the Operating Lease as required under the Operating Lease.

(c) At the Closing, the Company or the Operating Partnership, as the case may be, shall deliver the following documents to Owner and pay the Consideration as provided in Sections 2(b) and 3(a):

(i) New York City and New York State real estate transfer tax forms duly executed and acknowledged;

(ii) a duly executed and acknowledged counterpart of the assignment and assumption agreement, in a form to be agreed between the Operating Partnership and Owner;

(iii) an assumption by Operating Partnership of the Owner’s obligations under the Subleases, in a form to be agreed between the Operating Partnership and Owner;

(iv) an assumption of Owner’s obligations under the Contracts in a form to be agreed between the Operating Partnership and Owner;

(v) an assumption of Owner’s obligations under the licenses and permits respecting the operation of systems, equipment and apparatus situated at the Property assigned to Operating Partnership, in a form to be agreed between the Operating Partnership and Owner;

(vi) the OP Agreement and the Amendment (as defined in Section 5(e)) and the Articles of Amendment and Restatement of the Company;

(vii) Evidence of the DTC Registered REIT Stock (as defined in Section 5(e)), which shall bear substantially the legend set forth in the Articles of Amendment and Restatement of the Company or a written statement of information that the Company will furnish a full statement about certain restrictions on transferability to a stockholder as set forth in the Articles of Amendment and Restatement of the Company on request and without charge

(viii) the Registration Rights Agreement;

(ix) evidence of the authority of the Company and the Operating Partnership to consummate this transaction and proof of its legal subsistence as an entity;

(x) an agreement in the form reasonably acceptable to Owner and Operating Partnership pursuant to which Operating Partnership shall agree to perform the covenants hereunder intended to survive the Closing;

(xi). a release executed by Operating Partnership and the Company in favor of the employees and Affiliates of the Supervisor in the form attached as Exhibit C hereto; and

(xii) an assignment of Excluded Assets from the Company, the Operating Partnership or a Subsidiary thereof, as applicable, in favor of Owner, to the extent not distributed prior to Closing, to achieve the distributions contemplated under Section 2(a)(ii), if applicable.

(d) On the Closing Date:

(i) Consideration shall be increased by the amount of any Net Working Capital (determined based on the most recent quarterly financial statement of Owner) remaining after the cash distributions to Participants in Owner described in Section 2(a)(ii) in excess of the normalized level of Net Working Capital for Owner, as determined in good faith by the Supervisor.

(ii) The Consideration shall be decreased by the amount of any Net Working Capital (determined based on the most recent quarterly financial statement of Owner)

remaining after the cash distributions to Participants in Owner described in Section 2(a)(ii) that is less than the normalized level of Net Working Capital for Owner, as determined in good faith by the Supervisor.

(e) [Intentionally Omitted.]

(f) If any party shall discover any error in the computation of any closing adjustment, such error shall be corrected promptly following notification thereof by the discovering party to the other (provided, that such notification shall be given within thirty (30) days following the discovery thereof but not later than one (1) year following the Closing Date) and an appropriate payment to correct the same shall then be made.

(g) The Operating Partnership shall use commercially reasonable efforts (including billing any unbilled rents which shall have accrued prior to the Closing Date) to collect all rents due for any period prior to the Closing Date and shall promptly after collection of the same, pay them (less reasonable costs of collection) to Owner to the extent that the same have not theretofore been otherwise paid to Owner. Owner may, after the Closing, pursue any legal action or proceeding (except for eviction proceedings) against any tenant who shall be in arrears of any rent as of the Closing Date or which shall not then be in arrears but shall thereafter be due with respect to any such period. The Operating Partnership shall deliver to Owner, monthly, for a period of two (2) years following the Closing Date, reasonably detailed reports setting forth the status of the Operating Partnership’s collection efforts.

(h) If there shall be pending as of the Closing Date real estate tax certiorari or other proceedings or protests to reduce the real estate taxes, assessments, valuations or other impositions on the Property or any portion thereof, the Operating Partnership shall assume at Owner’s election and Operating Partnership’s cost the prosecution of such proceedings for the benefit of Owner and the Operating Partnership, as attributable to the respective ownership period of each. Owner may prosecute such proceedings or protests using counsel, if any, retained by Owner in connection with such proceedings or protests until a final determination has been rendered. If such determination shall result in a refund or credit, then the net amount of such refund or credit shall be adjusted in accord with the provisions of this Section 3(h);

(i) At the Closing, Owner shall, as appropriate, (i) at the option of Owner (x) deliver one or more official bank checks payable to the order of the Operating Partnership in the amount of the security deposits under the Subleases and the interest earned thereon or (y) credit the Operating Partnership with the amounts thereof and (ii) assign to the Operating Partnership at the Closing all non-cash security deposits under the Subleases. If any of such security deposits shall be in the form of certificates of deposit, letters of credit or other non-cash instruments, Owner shall bear any transfer fees that may be levied in connection with any such assignment. Owner shall use commercially reasonable efforts to deliver at Closing all completed and signed forms, which shall be required by the issuer of such non-cash instruments. For the purposes of this Section 3(i), the amount of any such security deposits (whether in cash or other form) shall be that amount still retained by Owner after applying any such security deposit in accordance with the relevant Lease to the extent permitted thereunder and retention by Owner of any portion of interest earned any security deposit which under law a landlord under any lease may have retained as a service fee or otherwise.

(j) Owner shall pay the State of New York and New York City transfer taxes imposed in connection with the conveyance of the leasehold estate under the Operating Lease pursuant to this Agreement; provided, that Helmsley shall be given reasonable opportunity to avail itself of any exemption therefrom including by way of the transfer of the equity interests in the Helmsley entity that holds the Participation Interest in Owner or such Participation Interest directly to the Operating Partnership, all on the basis that any resulting savings shall be for the account of Helmsley, which shall indemnify Owner and its successors from any liability in respect of any underpayment of tax arising in respect of such exemption. To the extent Helmsley elects to transfer such equity interests or its Participation Interest in Owner to the Operating Partnership, the Company, the Operating Partnership and the applicable Helmsley entities shall enter into a contribution agreement, on substantially the same terms as set forth in the Helmsley Contribution Agreement attached as Exhibit D to be entered into in connection with the Consolidation Transaction (including with respect to indemnification) but reflecting the Consideration distributable to Helmsley pursuant to this Agreement.

(k) The Operating Partnership shall pay the following expenses:

(i) premiums and costs for any endorsements to an Owner’s ALTA title insurance policy and any lender’s title insurance policy including any endorsements;

(ii) the cost of obtaining any update to any existing survey or a new survey of the Property;

(iii) the premium for any gap insurance;

(iv) all costs relating to any financing obtained by the Operating Partnership to consummate the transactions contemplated by this Agreement; and

(v) all other costs and expenses it and Owner have incurred in connection with the transactions contemplated hereby, the Consolidation Transaction or the IPO and all costs and expenses incident to this Agreement, the other documents contemplated by this Agreement and the documents and transactions contemplated hereby or thereby, and not specifically described above, in each case, only if (i) the Consolidation Transaction has closed and (ii) the Requisite Consent (as defined below) of the Participants in Owner to approve this Agreement has been received.

(l) In the event that either (i) the Consolidation Transaction does not close and/or (ii) the Requisite Consent of the Participants in Owner to approve this Agreement has not been received, each party hereto shall bear its own attorney’s legal charges with respect to the transactions to be consummated pursuant hereto.

(m) Owner shall request that the lenders holding the mortgages encumbering the Property on the date hereof be assigned to the Operating Partnership’s lender, and any resulting savings in mortgage recording tax shall be divided equally between Owner and the Operating Partnership.

Any or all of the foregoing conditions may be waived by the Owner or the Operating Partnership (on its behalf and on behalf of the Company), as the case may be, in its sole and absolute discretion.

4.	Representations.

I. Representations and Warranties with Respect to the Company and the Operating Partnership. The Operating Partnership and the Company hereby jointly and severally represent and warrant to Owner as set forth below in this Section 4, which representations and warranties are true and correct as of the date hereof:

(a) Organization; Authority.

(i) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Company, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) The Operating Partnership is a limited partnership duly formed, validly existing and in good standing under the Laws of its jurisdiction of formation and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby or thereby, and to own, lease and/or operate its property, as applicable, and its other assets, and to carry on its business as presently conducted. The Operating Partnership, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Due Authorization. The execution, delivery and performance by the Company and the Operating Partnership of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party have been duly and validly authorized by all necessary actions required of the Company and the Operating Partnership, respectively. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of the Company and the Operating Partnership constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of the Company and the Operating Partnership, respectively, each enforceable against the Company and the Operating Partnership, respectively, in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) Litigation. There is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to the Company’s or the Operating Partnership’s Knowledge, threatened against the Company, the Operating Partnership or any of its Subsidiaries which challenges or impairs the ability of the Company, the Operating Partnership or any of its Subsidiaries to execute, deliver or perform its obligations under any of the Closing Documents or to consummate the transactions contemplated hereby and thereby.

(d) Consents and Approvals. Assuming the accuracy of the representations and warranties of Owner made hereunder, no consent, order, waiver, approval or authorization of, or registration, qualification, designation, declaration or filing with, any Person or Governmental Authority or under any applicable Laws (each, a “Consent”) is required to be obtained by the Company, the Operating Partnership or any of their Subsidiaries in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreements or transactions contemplated hereby or thereby, except for those consents, orders, waivers, approvals, authorizations, registrations, qualifications, designations, declarations or filings, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(e) No Violation. Assuming the accuracy of the representations and warranties of Owner made hereunder, none of the execution, delivery or performance by the Company or the Operating Partnership of this Agreement or any other agreement or document contemplated by this Agreement to which the Company or the Operating Partnership is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the organizational documents of the Company and the Operating Partnership, (ii) any material agreement, document or instrument to which the Company or the Operating Partnership is a party or (iii) any material term or provision of any judgment, order, writ, injunction, or decree binding on the Company or the Operating Partnership, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(f) OP Units and Common Stock. The OP Units and the Common Stock, when issued and delivered in accordance with the terms of this Agreement for the consideration described in this Agreement, will have been (i) duly authorized by the Company or the Operating Partnership, as applicable, and when issued against the consideration therefor, will be validly issued by the Company or the Operating Partnership, respectively, (ii) fully paid and non-assessable (with respect to the Common Stock), (iii) not subject to preemptive or similar rights created by statute or any agreement to which the Company or the Operating Partnership is a party or by which it is bound and (iv) free and clear of all Liens created by the Company or the Operating Partnership (other than Liens created by the OP Agreement or the Company’s Articles of Amendment and Restatement). In addition, upon such issuance of OP Units, Owner will be admitted as a limited partner of the Operating Partnership and, following distribution by Owner of OP Units to its Participants, such Participants will be admitted as limited partners of the Operating Partnership in accordance with the OP Agreement.

(g) OP Agreement and Articles. Attached hereto as Exhibit E are true and correct copies of the OP Agreement and the Articles of Amendment and Restatement of the Company in substantially final form.

(h) Taxes.

(i) At the effective time of the Closing, the Company shall be organized in a manner so as to qualify for taxation as a REIT pursuant to Sections 856 through 860 of the Code. The Company intends to elect to be taxed and to operate in a manner that will allow it to qualify as a REIT for U.S. federal income tax purposes commencing with its taxable year ending December 31 of the year in which the Closing takes place.

(ii) At the effective time of the Closing, the Operating Partnership shall be classified as a partnership and not an association or publicly-traded partnership taxable as a corporation for U.S. federal income tax purposes.

(i) Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to the Company, the Operating Partnership or any of its Subsidiaries.

(j) Limited Activities. Except for activities in connection with the IPO and Consolidation Transaction, neither the Company nor the Operating Partnership has engaged in any material business or incurred any material obligations.

(k) No Broker. None of the Company, the Operating Partnership, any of their Subsidiaries, or any of their officers, directors or employees, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of Owner or any of its Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(l) The Operating Partnership is not and shall not be as of the Closing Date an employee benefit plan as defined in Section 3(30) of ERISA, which is subject to Title I of ERISA, nor a plan as defined in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, and neither the assets of the Company nor those of the Operating Partnership shall not constitute “plan assets” of one or more of such plans within the meaning of Department of Labor Regulation Section 2510.3-101.

(m) No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 4.I, neither the Company nor the Operating Partnership shall be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

All representations and warranties of the Company and the Operating Partnership contained in this Agreement shall expire at Closing.

II. Representations and Warranties of Owner. Owner hereby represents and warrants to the Company and the Operating Partnership as set forth below in this Section 4.II, which representations and warranties are true and correct as of the date hereof (or such other date specifically set forth below), except as disclosed in the Consent Solicitations or the disclosure letter delivered from Owner to the Company and the Operating Partnership simultaneously with the execution of this Agreement (the “Disclosure Letter”), as may be amended from time to time prior to the Closing Date with Consent of the Company and the Operating Partnership.

(n) Organization; Authority. Owner is a limited liability company, duly organized and validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to enter into this Agreement and each agreement or other document contemplated by this Agreement and to carry out the transactions contemplated hereby and thereby, and to own, lease and/or operate its Property, as applicable, and its other assets, and to carry on its business as presently conducted. Owner, to the extent required under applicable laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(o) Section 4.II(o) of the Disclosure Letter sets forth as of the date hereof with respect to Owner (A) each Subsidiary of Owner, if applicable, (B) the ownership interest in each such Subsidiary and (C) if not wholly owned by Owner, the identity and ownership interest of each of the other owners of such Subsidiary. Owner is the operating lessee of the Property pursuant to the Operating Lease. Each Subsidiary of Owner has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of organization, and has all power and authority to own, lease and/or operate its real properties and its other assets, and to carry on its business as presently conducted. Each Subsidiary of Owner, to the extent required under applicable Laws, is qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the character of its Property make such qualification necessary, other than such failures to be so qualified as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p) Due Authorization. The execution, delivery and performance by Owner of this Agreement and each other agreement or document contemplated by this Agreement to which it is a party has been duly and validly authorized by all necessary actions required of Owner. This Agreement and each other agreement or document contemplated by this Agreement executed and delivered by or on behalf of Owner constitutes, or when executed and delivered will constitute, the legal, valid and binding obligation of Owner, each enforceable against Owner in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(q) Capitalization. Section 4.II(q) of the Disclosure Letter sets forth as of the date hereof a true, correct and complete description of the capitalization of Owner as provided in the books and records of Owner, including the override interests of the Supervisor. All of the issued and outstanding equity interests of Owner are validly issued and, to Owner’s Knowledge, are not subject to preemptive rights or appraisal, dissenters or similar rights. There are no outstanding rights to purchase, subscriptions, warrants, options or any other security convertible into or exchangeable for equity interests in Owner or any Subsidiary.

(r) Licenses and Permits. To Owner’s Knowledge, all notices, licenses, permits, certificates and authorizations required for the continued use, occupancy, management, leasing and operation of its Property, and for the continued conduct and operation of the business of Owner have been obtained or can be obtained without unreasonable cost, and to the extent the same have been obtained, are in full force and effect and (to the extent required in connection with the transactions contemplated by this Agreement) are assignable to Company or the Operating Partnership or a Subsidiary thereof, except in each case for items that, if not so obtained, obtainable, effective and/or assigned, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Owner’s Knowledge, none of Owner, any if its Subsidiaries or any third party has taken any action that (or failed to take any action the omission of which) would result in the revocation of any such notice, license, permit, certificate or authorization where such revocation or revocations would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s) Litigation. Except for the Case, there is no action, suit or proceeding pending or, to Owner’s Knowledge, threatened against Owner or any if its Subsidiaries which, if adversely determined, would, individually or together with all such other actions, reasonably be expected to have a Material Adverse Effect. As of the date hereof, there is no action, suit or proceeding pending or, to Owner’s Knowledge, threatened against Owner or any of its Subsidiaries which challenges or impairs the ability of Owner or any of its Subsidiaries to execute, deliver or perform its obligations hereunder or to consummate the transactions contemplated hereby. To Owner’s Knowledge, there is no outstanding order, writ, injunction or decree of any Governmental Authority against it or affecting all or any portion of the Assets, which in any such case would reasonably be expected to have a Material Adverse Effect or that would impair Owner’s ability to execute, deliver or perform its obligations under this Agreement. Owner has not received any written notice of any pending or threatened proceedings for the rezoning (i.e., as opposed to the current zoning) of the Property or any portion thereof which would substantially and materially impair the current or proposed use thereof.

(t) Compliance with Laws. Owner and its Subsidiaries have conducted their respective businesses and maintained the Property in compliance with all applicable Laws, except for such failures that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither Owner nor any of its Subsidiaries has Knowledge of, or has been informed in writing of, any continuing violation of any laws relating to the conduct of the business of Owner and/or any of its Subsidiaries or the commencement of any investigation respecting any such possible violation, except in each case for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. To Owner’s Knowledge, as presently conducted, none of the operation of the buildings, fixtures and other improvements comprising a part of the Property is in violation of any applicable building code, zoning ordinance or other “land use” law, except for such violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u) Property Interest.

(i) Owner is the holder of a valid operating leasehold interest in the Property pursuant to the Operating Lease, free and clear of all Liens, except for Permitted Encumbrances.

(ii) With respect to the Operating Lease and each lease under which Owner is a landlord or sublandlord at the date hereof that is material to the Property, (A) such lease is valid and binding against Owner, and to Owner’s Knowledge, the other parties thereto, and in full force and effect, (B) neither Owner nor any Subsidiary party thereto, and to the Owner’s Knowledge, no other party thereto is in material violation of, or material default under, such lease, (C) Owner has not granted an option or a right of first refusal or offer, (D) to Owner’s Knowledge, no event has occurred and is pending, which, after the giving of notice, with lapse of time, or otherwise, would constitute a material breach or material default by Owner or any of its Subsidiaries or the applicable lessor under the relevant lease and (E) complete (in all material respects) copies of all such leases have been made available to the Operating Partnership.

(v) Leases. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each of the leases to which Owner or any of its Subsidiaries is a party or by which Owner or any of its Subsidiaries or the Property is bound or subject, is in full force and effect, and constitutes the legal, valid and binding obligation of Owner or any of its Subsidiaries, and to Owner’s Knowledge, the other parties thereto, enforceable against each such party in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). To Owner’s Knowledge, no tenant under any such Lease is presently the subject of any voluntary or involuntary bankruptcy or insolvency proceedings, except for matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(w) Insurance. Owner has in place the public liability, casualty and other insurance coverage with respect to the Property by such Owner as Owner reasonably deems necessary, including in all cases, such coverage as is required under the terms of any Existing Loan or the Operating Lease. To Owner’s Knowledge, each such insurance policy is in full force and effect and all premiums currently due and payable thereunder have been fully paid. To Owner’s Knowledge, Owner has not received from any insurance company any written notices of cancellation or intent to cancel any insurance which remain outstanding.

(x) Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (i) Owner is not in violation of, and has not failed to comply with, any applicable environmental laws, (ii) neither

Owner nor any of its Subsidiaries has received any written notice from any governmental authority or any other written notice or written claim from any other party alleging that Owner is not in compliance with applicable environmental laws with respect to the Property (which non-compliance, if any, has not been remedied or resolved or is not being remedied or resolved), (iii) Owner or its Subsidiaries, as applicable, has all permits, authorizations and approvals required under any applicable environmental laws and is in compliance with their principal terms and conditions and (iv) there has not been a release of a hazardous substance on the Property that would require investigation or remediation under applicable environmental laws. The representations and warranties contained in this subsection constitute the sole and exclusive representations and warranties made by Owner concerning environmental matters.

(y) Eminent Domain. There is no existing or, to Owner’s Knowledge, threatened in writing condemnation, eminent domain or similar proceeding which would affect the Property.

(z) Consents and Approvals. The requisite consent of the Participants in Owner to approve this Agreement is as set forth on Section 4.II(z) of the Disclosure Letter (the “Requisite Consent”). Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, and except (i) for the Requisite Consent of the Participants in Owner to approve this Agreement, (ii) for the consent of Lessor contemplated in Section 3(b)(xiv) above and (iii) as shall have been satisfied on or prior to the Closing Date, no consent is required to be obtained by Owner in connection with the execution, delivery and performance of this Agreement or any other agreement or document contemplated by this Agreement to which Owner is a party and the transactions contemplated hereby, except for those consents, the failure of which to obtain or to file, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (it being agreed that the failure to obtain either (A) the consent of any mortgage lender or (B) the foregoing Requisite Consent of Participants in Owner would be expected to have a Material Adverse Effect).

(aa) No Violation. Assuming the accuracy of the representations and warranties of the Company and the Operating Partnership made hereunder, none of the execution, delivery or performance by Owner of this Agreement or any other agreement or document contemplated by this Agreement to which Owner is a party, or any agreement or transaction contemplated hereby or thereby or the consummation of the Consolidation Transaction contemplated hereby between the parties to this Agreement does or will, with or without the giving of notice, lapse of time, or both, violate, conflict with, result in a breach of, or constitute a default under or give to others any right of termination, acceleration, cancellation or other right under, (i) the organizational documents of Owner, (ii) any material agreement, document or instrument to which Owner or its assets or properties are bound or (iii) any material term or provision of any judgment, order, writ, injunction, or decree binding on Owner, except for, in the case of clause (ii) or (iii), any such breaches or defaults that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(bb) Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(i) Owner has timely filed all tax returns and reports required to be filed by it with a governmental authority (after giving effect to any filing extension properly granted). All such tax returns and reports are accurate and complete in all material respects, and Owner has paid (or had paid on its behalf) all taxes shown thereon as owing. No deficiencies for any taxes have been proposed, asserted or assessed in writing against Owner, and no requests for waivers of the time to assess any such Taxes are pending.

(ii) There are no liens for taxes (other than statutory liens for taxes not yet due and payable) upon any of the assets of Owner.

(iii) Owner is and has been since its formation treated as a partnership or an entity disregarded as an entity separate from its owner for U.S. federal income tax purposes, and no governmental authority responsible for the assessment or collection of tax has challenged such treatment.

(iv) There are no pending or, to Owner’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of income or material non-income Taxes of Owner or any of its Subsidiaries, or any matters under discussion with any Tax authority with respect to income or non-income Taxes that are likely to result in an additional liability for Taxes with respect to Owner or its Subsidiaries, and neither Owner nor its Subsidiaries is, or has ever been, a party to or bound by any Tax indemnity agreement, Tax sharing agreement, Tax protection, Tax allocation agreement or similar contract.

(cc) Non-Foreign Status. Owner (or, if Owner is a disregarded entity within the meaning of Section 1.1445-2(d)(2)(iii), its sole owners for U.S. federal income tax purposes) is not a foreign person (within the meaning of Section 1445(f)(3) of the Code). No amount is required to be withheld by the Company or the Operating Partnership (or any of their respective Affiliates) in respect of consideration treated for U.S. federal income tax purposes as paid to Owner pursuant to this Agreement.

(dd) Contracts and Commitments. Except as set forth in Section 4.II(dd) of the Disclosure Letter, neither Owner nor any of its Subsidiaries is a party to:

(i) any agreement pursuant to which Owner or any of its Subsisdiaries provides property management, construction management, asset management, leasing or other real-estate related services to any Person other than a Contributing Entity or a Management Company;

(ii) any agreement pursuant to which Owner or any of its Subsisdiaries would be required to pay severance to any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Owner, any of its Subsidiaries or the Supervisor;

(iii) any agreement with another Person limiting or restricting in any material respect the ability of Owner or any of its Subsidiaries to enter into or engage in any market or line of business (other than agreements with tenants entered into in the ordinary course of business relating to the business that can be conducted at the leased premises and the covenants in any Existing Loan document);

(iv) any agreement for the sale of any of the assets of Owner or any of its Subsidiaries other than in the ordinary course of business, or for the grant to any person or entity of any Liens on or preferential rights to purchase (or buy-sell or similar rights with respect to) any of the assets of Owner or any of its Subsidiaries other than Liens or any such rights granted to tenants or other third parties for non-material portions of the Property (e.g., outparcels);

(v) any agreement involving any joint venture, partnership, strategic alliance, shareholders’ agreement, co-marketing, co-promotion, joint development or similar arrangement, except for the Owner’s organizational documents, any agreement with any other Contributing Entity or Management Company and any such agreements that are terminable upon thirty (30) days’ or less notice without penalty or premium; or

(vi) any other agreement (or group of related agreements) the performance of which presently requires aggregate payments be made from Owner or any of its Subsidiaries in excess of $1,000,000 per year other than to its Affiliates.

With respect to each of the contracts to which Owner or any of its Subsidiaries is a party and which is required to be set forth on Section 4.II(dd) of the Disclosure Letter (the “Material Contracts”), such Material Contract is in full force and effect and is the legal, valid and binding obligation of Owner or its Subsidiaries, and, to Owner’s Knowledge, the other parties thereto, as applicable, enforceable against them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Complete (in all material respects) copies of the Material Contracts have been made available to the Operating Partnership. With respect to each Material Contract, neither Owner nor any of its Subsidiaries that is party thereto nor, to Owner’s Knowledge, any other party, is in material breach or material violation of, or material default under, any such Material Contract, and to Owner’s Knowledge, no event has occurred and is pending which after the giving of notice, with lapse of time or otherwise would constitute a material breach or material default by Owner, any of its Subsidiaries or any other party to such Material Contract.

(ee) Existing Loans. Section 4.II(ee) of the Disclosure Letter sets forth financings encumbering the properties (the “Existing Loans”), including in each case the names of the lender and borrower thereunder and the outstanding principal balance as of the date that is six months prior to the Closing Date. With respect to each Existing Loan, (i) the lender has not declared in writing a default or event of default, (ii) the lender has not brought any claim in writing under any guaranty and (iii) to Owner’s Knowledge, no event has occurred which, after the giving of notice, with lapse of time, or otherwise, would constitute a monetary default or a material non-monetary default by the borrower thereunder or give rise to any material claims by the lender under any guaranties provided with respect thereto. Complete (in all material respects) copies of the Existing Loan Documents have been made available to the Operating Partnership.

(ff) Bankruptcy. No bankruptcy or similar insolvency proceeding has been filed or is currently contemplated with respect to Owner or any of its Subsidiaries.

(gg) Employees. Owner has no employees.

(hh) Investment.

(i) Owner is acquiring Common Stock and/or OP Units solely for its own account for the purpose of investment and not as a nominee or agent for any other person or entity and with a view to, or for offer or sale in connection with, any distribution of any thereof in violation of U.S. federal securities laws, except for distributions of Common Stock and OP Units to Participants in Owner who Owner reasonably believes, which shall be based on representations made by such Participants to Owner, are Accredited Investors. Owner agrees and acknowledges that, except as set forth in the preceding sentence, it will not, directly or indirectly, offer, transfer, sell, assign, pledge, hypothecate or otherwise dispose of (hereinafter, “Transfer”) any of the Common Stock or OP Units, unless (i) the Transfer is pursuant to an effective registration statement under the Securities Act (or an exemption from such registration in accordance with clause (ii) below) and qualification or other compliance under applicable blue sky or state securities laws, (ii) counsel for the transferor (which counsel shall be reasonably acceptable to the Company or and/or the Operating Partnership, as the case may be) shall have furnished the Company and/or the Operating Partnership with an opinion, reasonably satisfactory in form and substance to the Company and/or the Operating Partnership, as the case may be, to the effect that no such registration is required because of the availability of an exemption from registration under the Securities Act and (iii) the Transfer otherwise is permitted by the amendment and restatement of the Company and/or the Operating Partnership’s Partnership Agreement. The term “Transfer” shall not include any redemption or exchange of the OP Units for Common Stock pursuant to the Operating Partnership’s Partnership Agreement. Notwithstanding the foregoing, no Transfer shall be made unless it is permitted under the Operating Partnership’s Partnership Agreement.

(ii) Owner is knowledgeable, sophisticated and experienced in business and financial matters and fully understands the limitations on transfer imposed by the federal securities laws. Owner is able to bear the economic risk of holding the Common Stock and/or OP Units for an indefinite period and is able to afford the complete loss of its investment in the Common Stock and/or OP Units. Owner has received and reviewed all information and documents about or pertaining to the Operating Partnership and the business and prospects of the Operating Partnership and the issuance of the Common Stock and/or OP Units as Owner deems necessary or desirable, and has been given the opportunity to obtain any additional information or documents and to ask questions and receive answers about such information and documents, the Company, the Operating Partnership and the business and prospects of the Company and the Operating Partnership which Owner deems necessary or desirable to evaluate the merits and risks related to its investment in the Common Stock and/or OP Units; and Owner understands and has taken cognizance of all risk factors related to the purchase of the Common Stock and/or OP Units. Owner is relying upon its own independent analysis and assessment (including with respect to taxes), and the advice of Owner’s advisors (including tax advisors), and not upon that of the Company or the Operating Partnership or any of the Company’s or the Operating Partnership’s Affiliates, for purposes of evaluating, entering into, and consummating the transactions contemplated hereby.

(ii) Holding Period. Owner acknowledges that it has been advised that (i) the OP Units are not redeemable or exchangeable for Common Stock for a minimum of twelve (12) months, (ii) the OP Units and Common Stock issued pursuant to this Agreement, and any Common Stock issued in exchange for, or in respect of a redemption of, the OP Units, are “restricted securities” (unless registered in accordance with applicable U.S. securities laws) under applicable federal securities laws and may be Transferred only in accordance with Section 4.II(hh)(i) above and Owner understands that the Operating Partnership has no obligation or intention to register any OP Units, except to the extent set forth in the Registration Rights Agreement. Accordingly, Owner and the Participants may have to bear indefinitely, the economic risks of an investment in such OP Units, and a notation shall be made in the appropriate records of the Operating Partnership indicating that the OP Units (and any Common Stock for which OP Units may, in certain circumstances, be exchanged or redeemed) and are subject to restrictions on transfer.

(jj) Accredited Investor. Owner is an “accredited investor” under the Securities Act and shall reasonably believe, which shall be based on representations made by its Participants to Owner, that each of its Participants to whom OP Units or Common Stock will be distributed are Accredited Participants. Owner previously has provided the Operating Partnership and the Company with an Accredited Investor Questionnaire duly executed by Owner. No event or circumstance has occurred since delivery of such Questionnaire to make the statements contained therein false or misleading. Owner acknowledges that in issuing any shares of Common Stock or OP Units pursuant to the terms of this Agreement, the Company and the Operating Partnership are relying on the representations made by each of its Participants electing to receive shares of Common Stock or OP Units, which representations were set forth in the consent form enclosed with Consent Solicitation and returned by such investor.

(kk) No Broker. Neither Owner nor any of its Subsidiaries nor any of their members, managing members, partners, general partners, directors, officers, employees or its Supervisor, to the extent applicable, has entered into any agreement with any broker, finder or similar agent or any Person or firm that will result in the obligation of the Company, the Operating Partnership or any of their Affiliates to pay any finder’s fee, brokerage fees or commissions or similar payment in connection with the transactions contemplated by this Agreement.

(ll) No Other Representations or Warranties. Other than the representations and warranties expressly set forth in this Section 4.II, Owner shall not be deemed to have made any other representation or warranty in connection with this Agreement or the transactions contemplated hereby.

All representations and warranties of Owner contained in Section 4.II (as qualified by the Disclosure Letter) or in any Schedule, Exhibit, certificate or affidavit delivered pursuant to the Agreement shall survive the Closing.

Notwithstanding anything to the contrary in this Agreement, following the Closing and issuance of OP Units, Common Stock and/or cash to Owner, neither Owner nor any member, managing member, partner, general partner, director, officer or employee, to the extent applicable, of Owner shall be liable under this Agreement for monetary damages (or otherwise) for breach of any of its representations, warranties, covenants and obligations contained in this Agreement or in any Schedule, Exhibit, certificate or affidavit delivered by it pursuant thereto.

5.	Payment of Consideration.

(a) On the Closing Date, the Operating Partnership shall, in exchange for the transfer of the Assets and the other deliveries from Owner at Closing, pay to Owner a number of OP Units, shares of Class A Common Stock, shares of Class B Common Stock and/or cash with an aggregate value equal to the Consideration. The number of OP Units, shares of Class A Common Stock, shares of Class B Common Stock and/or cash to be allocated to Owner shall be determined pursuant to Section 3(a), and Owner shall distribute such Consideration to its Participants, as contemplated thereby, as soon as practicable after the Closing Date.

(b) Only Participants in Owner who Owner reasonably believes, based on representations made by such Participants to Owner or other evidence, are Accredited Investors may receive OP Units or Common Stock hereunder.

(c) No fractional OP Units or shares of Common Stock shall be issued to a Participant pursuant to this Agreement. If aggregating all OP Units or shares of Common Stock that a Participant would otherwise be entitled to receive hereunder would require the issuance of a fractional OP Unit or a fractional share of Common Stock, in lieu of such fractional OP Unit or fractional share of Common Stock, such Participant shall be entitled to receive one OP Unit or one share of Common Stock for each fractional OP Unit or share of Common Stock of 0.50 or greater. Neither the Operating Partnership nor the Company will issue an OP Unit or share of Common Stock, respectively, for any fractional share of OP Unit or Common Stock, respectively, of less than 0.50.

(d) As soon as practicable following the determination of the Consideration and prior to the Closing, all calculations relating to Consideration shall be performed in good faith by, or under the direction of, the Company and the Operating Partnership, and, absent manifest error, shall be final and binding upon Owner and its Participants.

(e) The parties acknowledge that the transfer to Owner (for distribution to its Participants) pursuant to this Agreement of (i) OP Units shall be evidenced by an amendment to the Operating Partnership’s Partnership Agreement admitting Participants receiving OP Units pursuant to the terms hereof as limited partners (the “Amendment”) and (ii) Common Stock shall be evidenced through the electronic registration of such Common Stock with the Depository Trust Company, a New York corporation (“DTC Registered REIT Stock”) (except that the Class B Common Stock may be evidenced in a different form to be determined by the Company) in such names as Owner shall direct, based on instructions from Participants receiving Common Stock. Each Participant in Owner receiving OP Units shall be instructed to execute, in connection with its consent to the transactions contemplated by this Agreement, an agreement to become a party to and be bound by such Partnership Agreement. Owner may withhold distribution of any OP Units to any investor until such investor executes such an agreement.

6.	Risk of Loss.

(a) The risk of loss relating to Owner’s Property Interest and the underlying Property prior to the Closing shall be borne by Owner. If, prior to the Closing, (a) the Property is materially or totally destroyed or damaged by fire or other casualty or (b) the Property is materially or totally taken by eminent domain or through condemnation proceedings, then the Operating Partnership may, at its option (such election to be made as soon as reasonably practicable following such occurrence and in any event prior to the Closing), determine not to acquire the leasehold estate under the Operating Lease. Owner shall not have any obligation to repair or replace any such damage, destruction or taken property. Unless the Operating Partnership elects not to acquire the leasehold estate under the Operating Lease, at the Closing, Owner shall pay or cause to be paid to the Operating Partnership any sums collected (directly or indirectly) by Owner, if any, under any policies of insurance or award proceeds relating to such casualty or condemnation, if any, and otherwise assign to the Operating Partnership all rights (directly or indirectly) of Owner to collect such sums as may then be uncollected except to the extent required for collection costs or repairs by Owner prior to the Closing Date, and provided that Owner shall retain any insurance proceeds attributable to lost rents or other items applicable to any period prior to the Determination Date, and all rights thereto. As used in this Section 6, “materially” destroyed, damaged or taken refers to any casualty loss or damage or any loss due to condemnation, in either case, to the Property or any portion thereof if (a) the cost of repairing or restoring the premises in question to substantially the same condition which existed prior to the event of damage would be, in the opinion of an architect or other qualified expert selected by Owner and reasonably approved by the Operating Partnership, or the amount of the proposed condemnation award is, equal to or greater than ten percent (10%) of the Consideration for the Property, (b) such loss or damage would entitle tenants occupying more than ten percent (10%) of the total rentable square footage at the Property, in the aggregate, to terminate their Subleases or (c) such loss or damage otherwise materially impairs the current use or square footage of such Property (including parking, if material to such use) or access thereto. This Section 6 is an express agreement to the contrary under Section 5-1311 of the New York General Obligation Law.

7.	Management Services.

The parties intend that this Section 7 shall survive any termination of this Agreement.

(a) Following the date of the closing of the IPO and during any remaining Option Term, the Company shall perform on behalf of Owner the same asset management services as now provided by the Supervisor in consideration of payment on a monthly basis of an amount equal to the allocable cost of the time spent by the Company’s staff in performing such services. The Company shall include with each invoice for payment a reasonably detailed summary of the persons so engaged, their hourly charges (including allocated portion of overhead and any fringe benefit payable) and the time spent performing such services. Payment shall be made on a monthly basis within thirty (30) days after presentation of such invoice and time records; provided that Helmsley approval shall be required for payment of any such invoice which causes cumulative fees for asset management services for the then prior 12 months (excluding the applicable matters in Exhibit D to that certain letter agreement dated January 14, 2011 between Helmsley Enterprises, Inc. and Malkin Holdings LLC) to exceed the sum of (1) the basic annual supervisory fees to Owner’s supervisor which would have been in effect for such period plus (2) $25,000, as increased by cumulative increase in the C.P.I. from the date hereof, all on the basis that any such approval shall not be unreasonably withheld or delayed.

(b) Following the date of the closing of the IPO and during any remaining Option Term, the Company shall perform on behalf of Owner property management, leasing, construction and other services on the fee formulas currently in effect as described in that certain management agreement between the Owner and Cushman & Wakefield, Inc. attached as Schedule 7(b)(i) hereto and in that certain leasing agreement between Owner and Cushman & Wakefield, Inc. attached as Schedule 7(b)(ii) hereto, as applicable (or on any other market terms approved by a majority of the Independent Directors and by Helmsley).

(c) All the foregoing services referenced in this Section 7 are subject to a right of termination by Malkin on behalf of Owner on the basis that upon any such termination they shall engage as property manager the firm selected from among Cushman & Wakefield, Newmark Knight Frank, and CB Richard Ellis (or any successor of any such firm) whose proposal Malkin reasonably determines to the most economically favorable to Owner.

8.	Assignment.

This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their permitted respective heirs, legal representatives, successors and assigns; provided, however, that this Agreement may not be assigned (except by operation of law) by any party without the prior written consent of the other parties, and any attempted assignment without such consent shall be null and void and of no force and effect, except that the Operating Partnership may designate assignees and otherwise may assign its rights and obligations hereunder to a wholly-owned subsidiary of the Operating Partnership. For the avoidance of doubt, any reference to an acquisition by the Operating Partnership shall also be deemed to refer to an acquisition by any of its Subsidiaries.

9.	Notices.

All notices and other communications under this Agreement shall be in writing and shall be deemed given when (a) delivered personally, (b) five (5) Business Days after being mailed by certified mail, return receipt requested and postage prepaid, (c) one (1) Business Day after being sent by a nationally recognized overnight courier or (d) transmitted by facsimile if confirmed within twenty-four (24) hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to the parties at the following addresses (or at such other address for a party as shall be specified by notice from such party). A copy of each notice to Owner shall be sent to Helmsley.

To Owner:

112 West 34th Street Company L.L.C.

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Facsimile: (212) 986-8795

Attn: Anthony E. Malkin

with a copy to:

Proskauer Rose LLP

1585 Broadway, Room 2256

New York, NY 10036

Facsimile: (212) 969-2900

Attn: Arnold S. Jacobs

To the Company or the Operating Partnership:

c/o Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165

Attn: Anthony E. Malkin

with a copy to:

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

Facsimile: (212) 878-8375

Attn: Larry P. Medvinsky

To Helmsley:

c/o Helmsley Enterprises, Inc.

230 Park Avenue—Suite 659

New York, NY 10169

Facsimile: (212) 867-7570

Attn: General Counsel

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square, 38th Floor

New York, NY 10036

Facsimile: (917) 777-2600

Attn: Benjamin F. Needell

10.	Descriptive Headings.

The descriptive headings in this Agreement are inserted for convenience only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

11.	No Recording.

Neither this Agreement nor any memorandum or short form hereof may be recorded.

12.	Entire Agreement.

This Agreement and the Closing Documents, including, without limitation, the exhibits hereto and thereto, constitute the entire agreement and supersede each prior agreement and understanding, whether written or oral, among the parties regarding the subject matter of this Agreement and the Closing Documents. This Agreement is not intended to confer any rights or remedies on any Person other than the parties hereto, other than the Estate of Leona M. Helmsley and its Affiliates and Malkin Holdings LLC in respect of the following sentence. Nothing herein shall be deemed to affect the rights of the Estate of Leona M. Helmsley or any of its Affiliates, or Malkin Holdings LLC pursuant to (a) a separate agreement, of even date herewith, between Malkin Holdings LLC and the Estate of Leona M. Helmsley in respect of the Committee or (b) the separate agreement, dated January 14, 2011, by and among Malkin Holdings LLC, LMH 34 LLC, LMH 1333 LLC, LMH 1350 LLC, LMH Equities LLC, Supervisory Management Corp., LMH EBC, LLC, LMH 1400 LLC, LMH Fisk LLC and LMH Lincoln LLC, and in the event of a conflict between either such agreement and this Agreement, the terms of such separate agreement shall control.

13.	Amendment; Waiver.

Any amendment hereto shall be in writing and signed by all parties hereto. No waiver of any provisions of this Agreement shall be valid unless in writing and signed by the party against whom enforcement is sought. This Agreement may be amended without the consent of any Participant that is not a party hereto, provided that such amendment does not adversely affect the economic benefits to the Participants (taking into account the tax treatment).

14.	Severability.

Each provision of this Agreement will be interpreted so as to be effective and valid under applicable Law, but if any provision is held invalid, illegal or unenforceable under applicable Law in any jurisdiction, then such invalidity, illegality or unenforceability will not affect any other provision, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision never had been included in this Agreement.

15.	Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of any laws that might otherwise govern under applicable principles of conflict of laws thereof.

16.	Counterparts.

This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to each other party.

17.	Jurisdiction.

The parties hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in New York County, New York with respect to any dispute arising out of this Agreement or any transaction contemplated hereby to the extent such courts would have subject matter jurisdiction with respect to such dispute and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such action, any claim that it is not subject personally to the jurisdiction of the above named courts, that its property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum or that the venue of the action is improper.

18.	Dispute Resolution.

The parties intend that this Section 18 will be valid, binding, enforceable, exclusive and irrevocable and that it shall survive any termination of this Agreement.

(a) Upon any dispute, controversy or Claim arising out of or relating to this Agreement or the enforcement, breach, termination or validity thereof (“Dispute”), the party raising the Dispute will give written notice to the other parties to the Dispute describing the nature of the Dispute following which the parties to such Dispute shall attempt for a period of ten (10) Business Days from receipt by the parties of notice of such Dispute to resolve such Dispute by negotiation between representatives of the parties hereto who have authority to settle such Dispute. All such negotiations shall be confidential and any statements or offers made therein shall be treated as compromise and settlement negotiations for purposes of any applicable rules of evidence and shall not be admissible as evidence in any subsequent proceeding for any purpose. The statute of limitations applicable to the commencement of a lawsuit shall apply to the commencement of an arbitration hereunder, except that no defense based on the running of the statute of limitations will be available based upon the passage of time during any such negotiation. Regardless of the foregoing, a party shall have the right to seek immediate injunctive relief pursuant to clause (c) below without regard to any such 10-day negotiation period.

(b) Any Dispute (including the determination of the scope or applicability of this agreement to arbitrate) that is not resolved pursuant to clause (a) above shall be submitted to final and binding arbitration in New York before one neutral and impartial arbitrator, in accordance with the Laws of the State of New York for agreements made in and to be performed in that State. The arbitration shall be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The parties hereto shall appoint one arbitrator within fifteen (15) days of a demand for arbitration. If an arbitrator is not appointed within such 15-day period, the arbitrator shall be appointed by JAMS in accordance with its Comprehensive Arbitration Rules and Procedures, as in effect on the date hereof. The arbitrator shall designate the place and time of the hearing. The hearing shall be scheduled to begin as soon as practicable and no later than fifteen (15) days after the appointment of the arbitrator (unless such period is extended by the arbitrator for good cause shown) and shall be conducted as expeditiously as possible, in any event not to exceed forty-five (45) days. The award, which shall set forth the arbitrator’s findings of fact and conclusions of law, shall be filed with JAMS and mailed to the parties no later than thirty (30) days after the close of the arbitration hearing. The arbitration award shall be final and binding on the parties and not subject to collateral attack. Judgment upon the arbitration award may be entered in any federal or state court having jurisdiction thereof.

(c) Notwithstanding the parties’ agreement to submit all Disputes to final and binding arbitration before JAMS, the parties shall have the right to seek and obtain temporary or preliminary injunctive relief in any court having jurisdiction thereof pursuant to Section 7.8. Such courts shall have authority to, among other things, grant temporary or provisional injunctive relief in order to protect any party’s rights under this Agreement. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any party to respect the arbitral tribunal’s orders to that effect.

(d) The prevailing party shall be entitled to recover its costs and reasonable attorneys’ fees, and the non-prevailing party shall pay all expenses and fees of JAMS, all costs of the stenographic record, all expenses of witnesses or proofs that may have been produced at the direction of the arbitrator and the fees, costs and expenses of the arbitrator. The arbitrator shall allocate such costs and designate the prevailing party or parties for these purposes.

19.	Rules of Construction.

(a) The parties agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(b) The words “hereto,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

20.	Time of the Essence.

Time is of the essence with respect to all obligations under this Agreement.

21.	No Personal Liability Conferred.

This Agreement shall not create or permit any personal liability or obligation on the part of the Supervisor or any Participant, shareholder, managing member, general partner, director, officer or employee of Owner, the Supervisor, the Company or the Operating Partnership, to the extent applicable, in their capacities as such; provided that nothing in this Section 21 shall be deemed to affect any liability or obligation of any Person pursuant to the Representation, Warranty and Indemnity Agreement among among the Principals, the Company and the Operating Partnership.

22.	Changes to Form Agreements.

Owner agrees and confirms that the terms of the OP Units and Common Stock and the Consent Solicitation are not final and may be modified depending on the prevailing market conditions at the time of the IPO. By executing this Agreement, Owner hereby authorizes the Company or the Operating Partnership to, and understands and agrees that the Company or the Operating Partnership may make changes (including changes that may be deemed material) to the Consent Solicitation, and Owner agrees to receive OP Units, shares of Common Stock and/or cash, as the case may be, with such final terms and conditions as the Operating Partnership and the Company shall determine, provided that such changes do not affect Owner in a manner materially different from the Contributing Entities. In addition, Owner acknowledges that (a) it understands that the information presented in the Consent Solicitation and the attachments thereto will be preliminary and is subject to change (particularly management’s discussion and analysis of financial condition and results of operation, the financial statements and footnotes thereto, the preliminary pro forma financial statements and footnotes thereto, the property information, the IPO Price and the assumed range of shares estimated to be offered in the IPO) in connection with the completion of the audit, the review and comments of the SEC and the investor feedback received during the course of the IPO, (b) the Consolidation Transactions may be consummated even if less than all of the Contributing Entities and the Public Entities participate in the Consolidation Transactions, (c) except for Empire State Building Associates L.L.C. and Empire State Building Company L.L.C., the Consolidation Transaction is not conditioned on the participation of any Contributing Entity, (d)

there is likely to be an extended period of time before the Consolidation Transaction is completed and the terms of the Consolidation Transaction as described in the Consent Solicitations, including the Values, may be significantly different than described in such documents existing as of the date hereof and (e) notwithstanding the foregoing differences, this Agreement will be binding.

23.	Further Assurances.

Owner on the one hand and the Company and the Operating Partnership on the other hand shall take such other actions and execute such additional documents prior to and following the Closing as the other may reasonably request in order to effect the transactions contemplated hereby.

24.	Reliance.

Each party to this Agreement acknowledges and agrees that it is not relying on tax advice or other advice from the other party to this Agreement, and that it has consulted with or will consult with its own advisors. The Operating Partnership shall not be liable for any damages resulting from a successful challenge of the treatment or characterization by any taxing authority of the transactions contemplated in this Agreement.

25.	Survival.

The covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Closing, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Closing and then only to such extent.

26.	Equitable Remedies; Limitation on Damages.

The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the specific terms hereof or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any federal or state court located in New York (as to which the parties agree to submit to jurisdiction for the purpose of such action), this being in addition to any other remedy to which the parties are entitled under this Agreement; provided, however, that nothing in this Agreement shall be construed to permit Owner to enforce consummation of the IPO.

27.	Special Provisions.

(a) Notwithstanding any contrary provision herein, any special rights for Helmsley hereunder (including rights of approval and rights to require sale of the Property pursuant to Section 27(b) hereof), shall be in effect as of any date only if Helmsley (or its permitted transferees as contemplated in Section 3(j)) then retains 80% of the interest in Owner as it holds on the date of this Agreement.

(b) If no purchase of the Assets is made hereunder prior to the expiration of the Option Term for any reason or if a third-party portfolio transaction as described in the Consent Solicitations is consummated prior to the Conclusion, then at Helmsley’s request, the Supervisor shall make reasonable and diligent efforts, including engaging a third-party broker acceptable to Helmsley, to effect a sale of the Assets with 36 months thereafter on the basis that such sale shall be concluded prior to the expiration of such 36 months; and during such sale process, Helmsley shall have full access to such broker engaged for such purpose. Any such sale shall require the requisite consent of the Participants in Owner at the time of such sale in accordance with Owner’s organizational documents.

(c) At any time that a Valuation is commenced in accord with Exhibit A, and so long as such Valuation is being conducted, Helmsley shall be provided copies of all correspondence and appraisals and shall be provided the opportunity to participate in any calls with the Owner’s appraiser or any meeting during the such appraisal process.

IN WITNESS WHEREOF, Owner, the Company, the Operating Partnership, and Helmsley have executed this Agreement as of the day and year first above written.

EMPIRE REALTY TRUST, INC.

By:
Name:
Title:

EMPIRE REALTY TRUST, L.P.

By:
Name:
Title:

112 WEST 34TH STREET COMPANY L.L.C.

By:
Name:
Title:

THE ESTATE OF LEONA M. HELMSLEY

By:
Name:
Title:

By:
Name:
Title:

Signature page to Option Agreement for 112

West 34th Street Company L.L.C.

AGREED SOLELY AS TO SECTION 27 (b):

Peter L. Malkin

Anthony E. Malkin

Signature page to Option Agreement for 112

West 34th Street Company L.L.C.

SCHEDULE 2(b)(i)(A)

CALCULATION OF OWNER VALUE

For the purposes of the Agreement, the “Value” of Owner shall be calculated pursuant to the formula set forth below. Capitalized terms used in this Schedule 1.8 shall have the meanings set forth below and capitalized terms used in this Schedule 1.8 without definition shall have the meanings assigned to such terms in the Agreement.

Number of OP Units and/or shares of Common Stock = V/IPO Price

V = AP x TIV

where:

V = Value

AP = Allocable Percentage

TIV = Total Inside Value

“Allocable Percentage” shall mean the percentage calculated as a fraction, the numerator of which is Owner’s Exchange Value and the denominator of which is the aggregate Exchange Value of the Contributing Entities plus the Management Companies plus Owner plus any other Option Entity to the extent consolidated simultaneously with the Formation Transactions on the Closing Date.

“Exchange Value” shall mean the final exchange value determined in accordance with the valuation described in the Prospectus/Consent Solicitation Statement included in the registration statement on Form S-4 for the Company, as the same may be amended or supplemented.

“Public Equity” shall mean the product of: (i) the aggregate number of shares of Common Stock sold to the public in the IPO (excluding the over-allotment option, if any) times (ii) the IPO Price.

“Total Equity” shall mean the product of: (i) the sum of (A) the aggregate number of shares of Common Stock to be outstanding immediately following the IPO Closing (excluding the over-allotment option, if any) and (B) the aggregate number of OP Units to be outstanding immediately following the IPO Closing other than OP Units held by the Company times (ii) the IPO Price.

“Total Inside Value” shall mean the sum of Total Equity minus Public Equity.

Sch. 2(b)(i)(A)-1